Exhibit 99.1

ASX Market Announcement

Genetic Technologies invited to join prestigious “CancerIQ” online platform

Provides access to 45 Healthcare Systems and 250 Clinics

Melbourne, Australia, 11 September, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce the Company has negotiated a partnership agreement with Chicago based CancerIQ.

CancerIQ enables Healthcare Institutions and Clinics to support cancer prevention programs by supporting and simplifying the identification of high-risk patients. Over the past few years, CancerIQ has shown, in real-world breast imaging settings, that genetic testing uptake is increased when their platform is integrated into the operational pipeline within the imaging center. Similarly, clinics using CancerIQ have also showed an increase in identification of at-risk adults allowing the clinics to prioritize patients for preventive cancer screenings. Until now, the CancerIQ offerings have been limited to traditional risk assessment models and standard germline testing panels for the assessment of hereditary risk. The inclusion of the geneType Risk Assessment Test portfolio supports CancerIQ’s expansion into primary preventive care where the missions of both companies overlap. GTG and CancerIQ are both dedicated to enabling healthcare providers to assess patients’ comprehensive risk in order to personalize cancer prevention efforts.

GeneType will be CancerIQ’s first lab partner solely focused on polygenic-integrated clinical risk prediction. GeneType’s focus has always been population healthcare, but until recently healthcare systems have been largely concentrating on hereditary cancer risk. With the integration of geneType into the CancerIQ platform, healthcare systems have the opportunity to engage in polygenic-integrated clinical risk assessment for the general population across nine major diseases spanning cancer and cardiometabolic disease.

Commercial sales strategies in the US over the past two years have been limited to large entity conversations and small boutique-cash-pay clinics; the limited commercial personnel and long sales cycles have resulted in slow volume increases over time. New commercial strategy utilizing contract-only, commission-based sales teams will allow low overhead with greater reach.

GeneType will benefit from the increased visibility within the US healthcare systems that currently utilize CancerIQ. This includes more than 45 health systems and over 250 clinics, more than half of which are focused on primary care and breast centers where GeneType is aptly positioned for success. Over 1 million patients in the US have already been screened using the CancerIQ platform.

CancerIQ have demonstrated an extraordinary level of adoption through a range of clinical settings. According to their in-house data (link: https://www.canceriq.com/resources ), CancerIQ have been able to demonstrate a significant increase in appropriate testing for at-risk patients.

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GTG’s Chairman, Peter Rubinstein, noted “We are very excited to have been invited to become part of the CancerIQ platform to be implemented upon completing our current capital raise. This approach will make the geneType Risk Assessment Tests more easily accessible to the clinical community. We look forward to the co-marketing opportunities with CancerIQ to increase the awareness of population risk-assessment. We are confident in the value of this population healthcare approach, ultimately providing the opportunity to improve the health outcomes for people generally.”

GTG will be required to pay an annual fee of US$75,000 to access CancerIQ’s Premium Tier. In addition to providing access to CancerIQ’s network the platform will also simplify test ordering experience by auto-populating geneType in the Health Care Professional’s test menu and importantly it will also prepopulate the geneType Test Request Form, making the entire process streamlined for both practitioner and their patients.

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Authorised for release by the Board of Directors.

Enquiries

Peter Rubinstein

Chairman

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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